Annaly Capital Management, Inc.
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

May 7, 2010

VIA EDGAR

Ms. Cicely LaMothe
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Annaly Capital Management, Inc.
Form 10-K for the year ended December 31, 2009

Dear Ms. LaMothe:

On behalf of Annaly Capital Management, Inc., set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated April 22, 2010 with respect to our Form 10-K for the fiscal year ended December 31, 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reverse Repurchase Agreements, page 57; Borrowing, page 58

1.
We understand that you have entered into repurchase and reverse repurchase transactions accounted for as collateralized borrowings.  For both repurchase transactions (borrowing) and reverse repurchase transactions (receivables), for each of the quarters in the last two years, please provide us with a table showing the average amount of repurchase and reverse repurchase transactions outstanding during the quarter and the amount of these repurchase and reverse transactions outstanding as of the end of each quarter.  To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why.  In future periodic filings we believe the inclusion of the information described above would be useful to investors and should be included.

Response

Since the inception of the Company, we have disclosed the average balances of our repurchase agreements in a number of places in the MD&A section of our Forms 10-Q and 10-K.  For example, in our Form 10-K for the year ended December 31, 2009, please see the tables on page 42, 53 and 54, in which we described various characteristics of our portfolio, including average repurchase agreement balances at quarter or year end.  Indeed, the amount of leverage an issuer has can fluctuate for a number of reasons.  As a result, we do not believe that a period end number disclosing the amount of borrowing as of that date is as meaningful to investors as the average balances maintained throughout the quarter and year.  Therefore we do not specifically identify and discuss the amount of borrowings as of the period end (although this number will show up in a number of places in response to specified disclosure such as our contractual obligations at period end or on our balance sheet).

We have not separately identified the average balances of our reverse repurchase agreements since these amounts are a relatively small portion of our assets.   For example, the reverse repurchase agreements were only 1% of our assets at December 31, 2009.  We have included these balances in our daily average interest-earning assets in each of our Forms 10-Q and 10-K.

The tables set forth below show the average daily balances of both reverse repurchase agreements and repurchase agreements compared to the period end balances for the quarters and year ended December 31, 2009.  As you can see, the amounts at a period end can be both above and below the average amounts for the quarter and year.  We do not manage our portfolio to have a pre-designated amount of borrowings at quarter or year end.  These numbers will differ as we implement our portfolio management strategies and risk management strategies over changing market conditions.  It is for this reason that we believe it is more meaningful to disclose the average balances over the period and year.

	Average Daily Reverse Repurchase Agreements	Reverse Repurchase Agreements at Period End	Average Daily Repurchase Agreements	Repurchase Agreements at Period End
	(dollars in thousands)
Q1 2009	$514,214	$452,480	$48,497,444	$48,951,178
Q2 2009	259,154	170,916	50,114,663	51,326,930
Q3 2009	457,707	326,264	54,914,435	55,842,840
Q4 2009	681,644	753,757	55,919,885	54,598,129
Year 2009	479,041	753,757	52,361,607	54,598,129
Q1 2008	879,333	800,000	51,399,101	51,324,007
Q2 2008	240,626	49,964	50,359,825	51,839,663
Q3 2008	458,242	619,657	51,740,645	51,075,758
Q4 2008	587,208	598,945	47,581,332	46,674,885
Year 2008	513,243	598,945	50,270,226	46,674,885

We will include similar information in our future periodic filings.

Financial Statements

Note 1  Organization and Significant Accounting Policies, page F-6

2.
We note that your wholly owned taxable REIT subsidiary RCap Securities Inc. (“RCap”) operates as a broker-dealer and has been granted membership in the FINRA.  We also note the significant operating cash flows from repurchase and reverse repurchase transactions with broker dealer.  Tell us how your statements of financial condition, operating and cash flows, and related notes comply with the disclosure requirements of ASC 940 including, but not limited to, disclosure of compliance with net capital requirements of FINRA and other regulatory agencies and exchanges.

Response

The disclosure requirements of ACS 940 (Financial Services – Broker and Dealer) provide incremental industry-specific guidance for entities defined as Brokers and Dealers, which need to be complied with in addition to the requirements of the Generally Accepted Accounting Principles in the United States (“GAAP”) which guide the preparation of the financial statements.  These requirements include but are not limited to specific disclosures around commissions, soft dollar arrangements, underwriting and net capital requirements as well as require additional supplementary schedules to be included with the basic set of financial statements.

RCap, in compliance with SEC Rule 17a-5, files on a monthly and quarterly basis the Financial and Operational Combined Uniform Single (“FOCUS”) forms and the required annual audited financial statements which include a statement of financial condition, a statement of operations, a statement of cash flows, a statement of changes in stockholders equity and the additional schedules to support the computation of net capital, computation for determination of reserve requirements and information relating to possession and control as well as all other required disclosure information.

Annaly’s consolidated financial statements are prepared in conformity with GAAP and contain all required disclosures as well as any additional information necessary to meet required industry standards and best practices.  We are not a broker dealer and the broker dealer activity accounts for an immaterial portion of our consolidated results.  Our net income for the year ended December 31, 2009 was approximately $1.9 billion, while RCap’s net income was approximately $1.9 million, or significantly less than 1% of the consolidated net income.

3.
Given the nature of the new business you engage in through RCap, and the other businesses you engage in through your other subsidiaries FIDAC and Merganser, please explain to us your consideration of ASC 280 in determining whether you are required to disclose segment information.

Response

We manage portfolios of fixed income securities on a levered basis from our offices in New York and Boston for the benefit of our shareholders and clients.  FIDAC, Merganser and RCap were acquired or created to assist and support our efforts.  FIDAC and Merganser do so by managing fixed income securities for a number of clients, and RCap by providing us with a more diversified source of financing since it is able to obtain financing for us through financing markets that are available only to broker dealers.

Our most senior management and Board of Directors, who collectively operate as our chief operating decision maker, review the overall performance of our companies collectively, rather than along specific legal entities or geographic or regional lines.  This is true when we consider how to allocate resources, evaluate operational and individual performance, and make decisions on financing and amounts of leverage.  While for regulatory and tax reporting reasons we maintain discrete financing information about RCap, our senior management does not use this information since RCap’s primary purpose is to provide us with a more diversified source of financing.  We also keep discrete operating information on FIDAC and Merganser for regulatory and tax reporting purposes.

We considered the ASC 280-10-50-1 and concluded that FIDAC, Merganser and RCap are not operating segments.  Accordingly, we have not provided segment disclosure in our financial statements.  Should we make changes in the way our chief operating decision maker evaluates our companies, products and services, we will reevaluate our analysis to see if we should present segment information.

*           *           *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, Form 10-Q, and its Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings: and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please send any additional concerns or questions regarding your letter dated April 22, 2010 to my attention at kfagan@annaly.com or feel free to call me at 212-696-0100.

Very truly yours,

/s/ Kathryn Fagan

Kathryn Fagan
Chief Financial Officer

cc:      R. Nicholas Singh, Esq.

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